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Exhibit 12.1

Advanstar, Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency

In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
	(dollars in thousands)					(dollars in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(121,254)	$(75,121)	$(81,032)	$(58,450)	$(63,071)	$(41,040)	$(11,376)
Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348	1,322	1,397
Interest on indebtedness	70,700	68,479	77,162	92,225	88,060	47,266	41,486

Earnings (loss) before fixed charges	$(48,143)	$(4,308)	$(1,450)	$36,796	$27,337	$7,548	$31,507

Fixed charges:
Portion of rents representative of interest factor	$2,411	$2,334	$2,420	$3,021	$2,348	$1,322	$1,397
Interest on indebtedness	70,700	68,479	77,162	92,225	88,060	47,266	41,486

Total fixed charges	$73,111	$70,813	$79,582	$95,246	$90,408	$48,588	$42,883

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(121,254)	$(75,121)	$(81,032)	$(58,450)	$(63,071)	$(41,040)	$(11,376)

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  Exhibit 12.1
Advanstar, Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges